Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

Bringing Service Assurance to the New Era- RADCOM
Launches MaveriQ

Industry’s 1st NFV-Ready Probe Solution for LTE Networks

TEL AVIV, Israel –Feburary 3, 2014 − RADCOM Ltd. (NASDAQ: RDCM), a leading innovative service assurance and customer experience provider, today announced MaveriQ, industry’s first NFV (Network Functions Virtualization) probe-based software solution revolutionizing customer experience analysis.

With super-high-capacity probe processing power and advanced analytics, MaveriQ brings service assurance into the terabit era, giving operators clear visibility into all quality aspects of high-speed 4G LTE, VoLTE and LTE-Advanced networks. This new software-based solution is also ideal for NFV environments.

“We are excited to launch the MaveriQ, a groundbreaking solution that highlights our reputation as the technology leader in the service assurance industry,” commented David Ripstein, RADCOM's CEO. “MaveriQ is an ‘industrial-strength’ future-proofed system built to handle massive volumes of high-speed traffic. As a software-based solution, it is designed for rapid deployment in a virtualized environment, giving operators a new agility that reduces OPEX and CAPEX – even as it increases service availability.”

For operators who have not yet transitioned to an NFV model, MaveriQ can be initially deployed on dedicated probe appliances, and later gradually transition to virtualization.

For more information, please see MaveriQ product information at http://www.radcom.com/maveriq-service-assurance-solution.

RADCOM will be demonstrating MaveriQ at Mobile World Congress Barcelona 2014 in Hall 2, 2D50. Please contact Saul Gold at saulg@radcom.com to schedule a meeting.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.